LEEWARD CAPITAL CORP.

Unit 4, 1922 - 9th Avenue SE
Calgary, Alberta T2G 0V2 CANADA

Tel. (403) 265-4077
Fax (403) 265-6410

Tr



PR

05008070

SUPPL

SEC 12g3-2(b) exemption: 82-3640

Date: May 4, 2005


SEC MAIL
PROCESSING
RECEIVED
MAY 1 2005
SECTION

Nithi Mountain Moly Update

James W. Davis, President, is pleased to announce that an extension of the Land Use Permit for the Nithi Mountain drilling program has been granted, to include an additional 15 drillholes. The initial drilling program consisting of five drillholes has now been completed. Variable amounts of molybdenite mineralization have been encountered throughout all of these drillholes. Molybdenite occurs principally in quartz veins or as fracture fillings, but also locally as ribbon quartz veins, narrow massive seams and disseminations. Assay results from the first five holes will be released simultaneously when available.

The Nithi Mountain Moly property is located south of the Community of Fraser Lake in central British Columbia and is accessible from Fraser Lake via existing logging roads and exploration trails. Local access to the drill sites will be provided whenever possible by re-opening existing exploration trails; however, some additional trails have been constructed. A track-mounted diamond drill is being used for the program.

With regard to the annual financial statements, they are available for viewing on SEDAR and on our website at www.leewardcapital.com.

The company has relied upon James W. Davis (M.Sc., P.Geol., F.GAC) as the qualified person in the preparation of this release.

For further information, contact James W. Davis at (403) 265-4077, ext.1.

No Canadian stock exchange has approved or disapproved the contents of this release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Leeward Capital Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

web page: http://www.leewardcapital.com

e-mail: president@leewardcapital.com